Wefunder Revenue Share

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is ris...
example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue p...

Please enter inputs in the orange cells	
Company name	**AfterrHome, Inc**
Total target loan amount	**$250,000**
Multiple for investors	**2.00**
% of revenues	**5%**
Early Bird terms?	**Yes**
Early Bird loan amount	**$250,000**
Early Bird multiple for investors	**2.25**
Year of disbursal	**2020**
Quarter of disbursal	**Q4**
Grace period quarters	**1**
Quarter repaid	**Q2, 2025**
Years to repay	**4.75**
Non Early Bird loan amount	$0
Non Early Bird repayment amount	$0
Early Bird loan amount	$250,000
Early Bird repayment amount	$562,500
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$250,000
Total repayment amount	$562,500

Quarter	Year
Q4, 2020	2020
Q1, 2021	2021
Q2, 2021	2021
Q3, 2021	2021
Q4, 2021	2021
Q1, 2022	2022
Q2, 2022	2022
Q3, 2022	2022
Q4, 2022	2022
Q1, 2023	2023
Q2, 2023	2023
Q3, 2023	2023
Q4, 2023	2023
Q1, 2024	2024
Q2, 2024	2024
Q3, 2024	2024
Q4, 2024	2024
Q1, 2025	2025
Q2, 2025	2025

sky. The company may not achieve these revenue numbers for a number of reasons (for projections in column H to see how the repayment schedule would be affected.

Possible revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
$168,000	$0	$0	$562,500
$222,000	$11,100	$11,100	$551,400
$234,000	$11,700	$22,800	$539,700
$468,000	$23,400	$46,200	$516,300
$500,000	$25,000	$71,200	$491,300
$525,000	$26,250	$97,450	$465,050
$551,250	$27,563	$125,013	$437,488
$578,813	$28,941	$153,953	$408,547
$607,753	$30,388	$184,341	$378,159
$638,141	$31,907	$216,248	$346,252
$670,048	$33,502	$249,750	$312,750
$703,550	$35,178	$284,928	$277,572
$738,728	$36,936	$321,864	$240,636
$775,664	$38,783	$360,647	$201,853
$814,447	$40,722	$401,370	$161,130
$855,170	$42,758	$444,128	$118,372
$897,928	$44,896	$489,025	$73,475
$942,825	$47,141	$536,166	$26,334
$989,966	$26,334	$562,500	$0



Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2020	$168,000	$0	$0	$562,500
2021	$1,424,000	$71,200	$71,200	$491,300
2022	$2,262,816	$113,141	$184,341	$378,159
2023	$2,750,467	$137,523	$321,864	$240,636
2024	$3,343,209	$167,160	$489,025	$73,475
2025	$4,063,692	$73,475	$562,500	$0



